EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Neptune Wellness Solutions Inc. (“Neptune”)

545 Promenade du Centropolis

Suite 100

Laval, Québec H7T 0A3

Item 2. Date of Material Change

May 9, 2019.

Item 3. News Release

On May 9, 2019, a news release announcing the material change referred to in this report was issued and disseminated through CNW and filed under Neptune’s SEDAR profile at www.sedar.com. A copy of the press release is attached as Schedule A.

Item 4. Summary of Material Change

On May 9, 2019, Neptune announced the signing of a definitive agreement to acquire substantially all of the assets of SugarLeaf Labs, LLC and Forest Remedies LLC (collectively, “SugarLeaf”), a registered North Carolina-based commercial hemp company providing extraction services and formulated products

Item 5. Full Description of Material Change

On May 9, 2019, Neptune announced the signing of a definitive agreement to acquire substantially all of the assets of SugarLeaf. The definitive asset purchase agreement between Neptune and SugarLeaf is dated May 9th, 2019 (the “Asset Purchase Agreement”). The Asset Purchase Agreement contains representations, warranties and covenants typical of those contained in asset purchase agreements for similar transactions negotiated between sophisticated purchasers and vendors acting at arm’s length.

For a more detailed description of the transaction, see the news release attached hereto as Schedule A, and the terms of the Asset Purchase Agreement, a copy of which is available under Neptune’s SEDAR profile at www.sedar.com. The summary of the terms of the transaction contained in this report does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Asset Purchase Agreement.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

For further information please contact:

Mario Paradis Vice-President and Chief Financial Officer

p: (450) 687-2262 x236 / e: m.paradis@neptunecorp.com

Item 9. Date of Report

May 29, 2019.

SCHEDULE A

PRESS RELEASE

SOURCE: Neptune Wellness Solutions Inc.

Neptune Signs definitive agreement to acquire the assets of Hemp processor SugarLeaf Labs

Establishes U.S. footprint with processing capacity of 1,500,000kg

Laval, Quebec, CANADA – May 9, 2019 – Neptune Wellness Solutions Inc. (“Neptune” or the “Company”) (NASDAQ – TSX: NEPT) today announced the signing of a definitive agreement to acquire substantially all of the assets of SugarLeaf Labs, LLC and Forest Remedies LLC (collectively, “SugarLeaf”), a registered North Carolina-based commercial hemp company providing extraction services and formulated products. Through SugarLeaf, Neptune establishes a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the important U.S. Southeast region. SugarLeaf’s cutting-edge cold ethanol processing facility with a processing capacity of 1,500,000 kg uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full and broad-spectrum hemp extracts. The U.S. market for hemp is developing rapidly and represents a significant opportunity for the consumer products industry.

Neptune will acquire SugarLeaf on a debt-free basis for initial consideration at closing of US$18 million, paid as US$12 million in cash and US$6 million in common shares. By achieving certain annual adjusted EBITDA and other performance targets, additional consideration of up to US$132 million would be paid over each of the next three years as a combination of cash and shares for a maximum aggregate purchase price of up to US$150 million. The Transaction is expected to close on or before July 31st, 2019, upon completion of standard closing requirements, including regulatory and stock exchange (NASDAQ and TSX) approvals.

“With Neptune’s Canada-based operations ramping up production and the cannabis industry growing exponentially around the world due to an evolving legal global framework, now is the time to establish a state-of-the-art supply chain in the U.S. marketplace,” said Jim Hamilton, President and CEO of Neptune. “SugarLeaf’s capacity, efficient production of high-quality extracts, and strong supplier relationships, combined with our existing competencies in customer relationships and science-based formulations, creates a strong value proposition to U.S. brands who want to offer differentiated products to consumers. Neptune’s objective is to be a world’s leader in extraction, purification and formulation of value-added cannabis and natural health products. We warmly welcome the SugarLeaf team to Neptune.”

“We are thrilled to be joining forces with Neptune” said Peter Galloway, CEO of SugarLeaf. “The SugarLeaf team looks forward to combining our strengths with that of the Neptune team, thereby accelerating our combined growth and development.”

Additional Information on SugarLeaf

SugarLeaf’s Conover, North Carolina extraction facility has a processing capacity of 1,500,000 kg. SugarLeaf also possesses established, solid relationships with local farmers and consumer product companies looking for high purity hemp extracts to add to their product lines. The existing management team at SugarLeaf consists of experienced operators who will continue to operate the North Carolina extraction facility.

Sugarleaf has highly efficient hemp extraction capabilities in an important cultivation region of the U.S., developed through years of experience in processing and extraction methods. The company has been at the center of an extensive community that supports hemp extract production and refining, and uses the most advanced extraction equipment available – from stainless centrifuges to high capacity filtering and purifying techniques.

Additionally, Sugarleaf sources hemp material from local licensed hemp growers who use responsible growing practices, including organic and regenerative farming techniques. SugarLeaf uses non-GMO ethanol at extremely cold temperatures with advanced lab techniques that produce cannabinoid-rich extracts.

Additional Transaction Details

Upon closing of the Transaction, Neptune will pay initial consideration of US$18 million, comprising US$12 million of cash and US$6 million in Neptune shares. Neptune plans to finance all or part of the cash portion of the initial consideration through a lending arrangement with a bank or other institution, or a private or public equity financing (or a combination of such financings). An additional US$6 million in shares will be paid when certain production and revenue milestones are achieved. Neptune will also pay an additional US$16 million, 50% in cash and the remainder in Neptune common shares, should SugarLeaf’s adjusted EBITDA exceed US$8 million for any rolling 12-month period beginning April 1, 2019. Performance-based considerations have also been structured and will be based upon a percentage incremental adjusted EBITDA in 2021 and 2022 above a minimum growth level of up to a maximum of US$110 million. Neptune has the option to pay these additional considerations with a combination of cash and shares.

The Transaction will be subject to normal post-closing adjustments and customary terms and conditions. The Transaction is expected to close on or before July 31st, 2019.

TD Securities Inc. is acting as financial advisor to Neptune and Osler, Hoskin & Harcourt LLP is acting as legal counsel to Neptune, and Vicente Sederberg LLP is acting as U.S. regulatory counsel to Neptune. Fluet, Huber & Hoang is acting as legal advisor to SugarLeaf.

For more information about Neptune’s US products and services portfolio, please write to info@neptunecorp.com.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Licensed by Health Canada to process cannabis at its 50,000 square foot facility located in Sherbrooke, Quebec, Neptune brings decades of experience in the natural products sector to the legal cannabis industry. Leveraging its scientific and technological expertise, Neptune focuses on the development of value-added and differentiated products for the Canadian and global cannabis markets. Neptune’s activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes”, “belief”, “expects”, “intends”, “projects”, “anticipates”, “will”, “should” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about Neptune’s ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any hemp-based products in the legal hemp market; the evolution of the U.S. regulatory framework at both the state and the federal level; the timing of Neptune’s or its partners’ anticipated results, including in connection with the likelihood and timing of obtaining any necessary governmental approvals; and the ability or failure of Neptune or its partners to comply with governmental regulations.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Investor Information:

Canada Pierre Boucher MaisonBrison 1.514.731.0000 pierre@maisonbrison.com	United States Carolyn Capaccio / Jody Burfening LHA 1.212.838.3777 ccapaccio@lhai.com / jburfening@lhai.com

Media Requests:

Sabrina Di Blasio

Neptune Wellness Solutions

514.258.8183

s.diblasio@neptunecorp.com